Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: May 3rd, 2007

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-	Press release on second quarter fiscal 2007 earnings

Semiannual Report 2007

EPCOS AG

Interim Report on the Consolidated Financial Statements of EPCOS AG at March 31, 2007

About EPCOS

EPCOS AG is a leading manufacturer of electronic components and modules headquartered in Munich. With its very broad portfolio EPCOS offers a comprehensive range of products from a single source and focuses on fast-growing and technologically demanding markets, in particular in the areas of information and communication technology, automotive electronics, industrial electronics and consumer electronics. The EPCOS Group has design, manufacturing and marketing facilities in Europe, Asia, and in North and South America.

Electronic components are found in virtually every electrical and electronic product and are indispensible for their flawless operation. Products from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2006 (October 1, 2005, to September 30, 2006), EPCOS posted sales of EUR 1.31 billion. At September 30, 2006, the Company employed about 17,900 people worldwide.

Accounting Principles

EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP).

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

We present EBIT because that is the basis on which we evaluate the operating performance of our three reportable segments and of the EPCOS Group as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments. We calculate EBIT as net loss/income plus (minus) minority interest, provision for income tax and the interest result, net.

EPCOS AG

Q2 2007:

Further significant improvement in sales and earnings

•	Sales: EUR 365 million, up 13 percent year on year, up 9 percent sequentially

•	EBIT: plus EUR 20 million (Q2 2006: plus EUR 12 million; Q1 2007: plus EUR 17 million)

Due to solid demand, EPCOS’ performance exceeded expectations in the second quarter of fiscal 2007 (January 1 through March 31, 2007).

New orders worth EUR 366 million reached again the high level of the previous quarter (minus 0.5 percent) and were 5 percent up on the same period a year ago. At EUR 365 million, sales were significantly up sequentially (plus 9 percent) and achieved – as already in Q1 2007 – again a double-digit year-on-year growth (plus 13 percent). As a result, earnings before interest and tax (EBIT) of plus EUR 20 million surpassed the figures both for the previous quarter and for the same period a year ago.

1. New orders and sales compared with Q1 2007

(EUR million)	Q1 2007	± in %	Q2 2007
New orders	368	–0.5	366
Sales	334	+9	365

1.1. New orders

Customers in the telecommunications and consumer electronics industries and distributors contributed double-digit growth in new orders in Q2 2007. Orders placed by automotive electronics customers were also up sequentially. Positive developments in these industries thus offset the pronounced drop in orders from industrial electronics customers. But, it should be remembered that the comparatively large volume of orders placed by this industry in the previous quarter also included substantial longer term orders.

The regional spread of new orders remained more or less stable. Higher volumes of orders from foreign European countries and Asia stood against a lower volume in Germany. Orders from the NAFTA region remained unchanged sequentially.

1.2. Sales

Almost all industries served by EPCOS contributed to sales growth in Q2 2007. Growth was strongest – double-digit percentage growth – in sales of products for automotive electronics applications. This rise was again due to the increase in electronic content in vehicles and to substantially stronger demand for piezo actuators. Sales to distributors and customers in the industrial and consumer electronics industries likewise contributed to the sales growth. Sales

EPCOS AG

of products for the information and telecommunication technology industry remained stable overall.

Regionally, EPCOS realized the strongest sales growth in Germany and the NAFTA region in Q2 2007.

1.3. Sales by business segments

(EUR million)	Q1 2007	± in %	Q2 2007
Capacitors and Inductors	121	+8	131
Ceramic Components	111	+20	133
SAW Components	102	–1	101

Ceramic Components posted the strongest sequential sales growth. All product groups in this segment contributed double-digit growth to overall sales of EUR 133 million.

At Capacitors and Inductors too, all product groups played a part in the overall positive business development that drove sales up to EUR 131 million. In particular, aluminum electrolytic capacitors and inductors for the industrial and automotive electronics industries contributed to this improvement.

Sales totaling EUR 101 million at Surface Acoustic Wave (SAW) Components were slightly down sequentially. The principal reason was a seasonal dip in demand for SAW filters both for multimedia products and for mobile phones. However, the bulk of this decline was offset by new roll outs of radio frequency modules for high-end, third-generation mobile phones.

2. New orders and sales compared with Q2 2006

(EUR million)	Q2 2006	± in %	Q2 2007
New orders	348	+5	366
Sales	324	+13	365

2.1. New orders

The year-on-year increase in new orders recorded in Q2 2007 was essentially due to a more than 40 percent rise in the volume of orders from the automotive electronics industry. Significantly greater demand for piezo actuators was the main reason of this good demand. Orders placed by mobile phone manufacturers and by distributors were likewise up, compensating for a lower volume of orders from the other industries served.

Regionally, the substantial gain in order volumes from the automotive electronics industry drove a more than 20 percent rise in new orders in Germany and an increase of more than 10 percent in the other European countries. In Asia and the NAFTA region new orders declined due to the unusually high order levels from the mobile communications segment in the same period last year as well as due to currency translation effects.

EPCOS AG

2.2. Sales

Sales rose year on year by 13 percent in the quarter under review. Most of this growth is attributable to the nearly 40 percent increase in sales of products to the automotive electronics industry. At the same time, however, sales to industrial electronics customers and distributors also posted double-digit growth. Overall, sales growth for products for information and telecommunications technology remained in single digits, while sales to makers of consumer electronics products declined year on year. This drop is primarily due to very brisk entertainment electronics business in the run-up to the soccer World Cup in the same period last year.

Regionally, the strongest growth was posted in Germany (more than 30 percent) and Europe without Germany (more than 10 percent). The trend in sales in both Asia and the NAFTA region remained more of less stable.

2.3. Sales by business segment

(EUR million)	Q2 2006	± in %	Q2 2007
Capacitors and Inductors	121	+8	131
Ceramic Components	103	+29	133
SAW Components	100	+1	101

Compared with the same period a year ago, EPCOS once again increased its sales for both the Ceramic Components and the Capacitors and Inductors segments in Q2 2007.

Growth was strongest at Ceramic Components, where sales climbed 29 percent. Piezo actuators were one key factor in this development. The second main driver of sales growth was business with sensors and sensor systems that are used to measure temperatures in industrial electronics, automotive electronics and household appliances.

At Capacitors and Inductors, sales were up 8 percent. The positive trend in aluminum electrolytic capacitors and inductors for automotive and industrial electronics applications was the mainstay of this growth.

Overall, sales in the SAW Components segment remained more or less unchanged year on year, although the individual product groups experienced varying trends. Sales for SAW filters for multimedia applications fell noticeably in the period under review compared to the high level of sales in Q2 2006 (see section 2.2) that were soccer World Cup related. Growth in sales of radio frequency modules for mobile phones and Wireless LAN modules for notebook PCs nevertheless balanced out this decline.

EPCOS AG

3. Earnings

3.1. EBIT by business segments

(EUR million)	Q2 2006	Q1 2007	Q2 2007
Capacitors and Inductors	–1.8	+2.1	+4.4
Ceramic Components	+1.4	+0.3	+4.6
SAW Components	+12.1	+14.7	+10.5

As sales volumes rose, the Capacitors and Inductors segment saw earnings before interest and tax (EBIT) improve further to plus EUR 4.4 million in the quarter under review. This figure includes charges of EUR 1.3 million incurred to restructure the segment’s operation in Málaga, Spain.

Ceramic Components substantially increased its EBIT to EUR 4.6 million in Q2 2007. Through internal measures and agreements reached with a major customer losses on piezo actuators were reduced.

Despite strong price erosion caused by the weakness of the yen and the US dollar, the SAW Components segment once again posted a double-digit EBIT of EUR 10.5 million.

3.2. Group earnings

(EUR million)	Q2 2006	Q1 2007	Q2 2007
EBIT	+11.7	+17.1	+19.5
Net income	+8.3	+13.1	+14.6
Earnings per share (EUR)	+0.13	+0.20	+0.22

EBIT for the EPCOS Group totaled EUR 19.5 million in the quarter under review. Net income were EUR 14.6 million. Earnings per share were plus 0.22 EUR.

Net cash flow stood at just under minus EUR 9 million in Q2 2007. Although net income positively impacted this figure, a considerable rise in receivables due to the increase in sales had a negative impact. The reduction of inventories was accompanied by declining payables, so that their effects on net cash flow more or less offset each other.

EPCOS AG

4. First half of fiscal 2007

(EUR million)	First half of fiscal 2006	± in %	First half of fiscal 2007
New orders	683	+7	734
Sales	629	+11	699
EBIT	15	—	37
Net income	9	—	28
Earnings per share (EUR)	0.14	—	0.42

In the first six months of fiscal 2007 (October 1, 2006 through March 31, 2007), EPCOS made significantly better progress in important key figures compared with the same period a year ago. New orders were up 7 percent to EUR 734 million, while sales rose 11 percent to EUR 699 million.

EBIT more than doubled to plus EUR 37 million in the first half of 2007 compared with the same period a year ago. As a result, net income climbed to plus EUR 28 million. Earnings per share were EUR 0.42.

Net cash flow for the first six months of the current fiscal year stood at plus EUR 2 million, against minus EUR 13 million in the first half of fiscal 2006.

5. Outlook

Demand is expected to remain good in the automotive and industrial electronics industries and from distributors. Starting in the summer, EPCOS also anticipates brisker business with makers of mobile phones and entertainment electronics products.

In the third quarter of 2007, EPCOS expects sales to remain more or less stable sequentially and earnings to improve slightly.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects,” “anticipates,” “intends,” “will,” or similar expressions are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate. They are subject to a number of external risk factors, over which EPCOS has very limited influence. They may include slower growth in significant markets, changes in our customers’ industries, changes in our relationships with our customers, the ability to realize cost reductions, or general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

for the 3 months and 6 months ended March 31, 2007 and 2006

(EUR thousand, except per share data)

	3 months ended		6 months ended
	2007	2006	2007	2006
Net sales from continuing operations
Third parties	363,880	274,415	696,791	535,265
Related parties	891	49,630	2,364	93,567

Total net sales	364,771	324,045	699,155	628,832
Cost of goods sold	(299,445)	(267,952)	(572,736)	(523,002)

Gross profit	65,326	56,093	126,419	105,830

Research and development expenses	(17,629)	(17,134)	(34,054)	(35,315)
Marketing and selling expenses	(25,491)	(27,653)	(51,336)	(54,254)
General and administrative expenses	(3,787)	(4,002)	(6,902)	(7,030)

	(46,907)	(48,789)	(92,292)	(96,599)

Operating income	18,419	7,304	34,127	9,231
Interest income	1,564	816	3,575	1,505
Interest expense	(3,164)	(3,556)	(6,722)	(7,021)
Foreign exchange gains (losses), net	(470)	1,010	(1,876)	806
Other income, net	1,109	2,852	3,779	3,731
Share of net income of unconsolidated affiliates	484	512	613	1,213

Income from continuing operations before income taxes and minority interest	17,942	8,938	33,496	9,465
Provision for income taxes	(3,225)	(562)	(5,652)	(227)
Minority interest	(109)	(110)	(131)	(200)

Income from continuing operations	14,608	8,266	27,713	9,038

Loss from discontinued operations, net of income taxes	(10)	(4,097)	(35)	(8,100)

Net income	14,598	4,169	27,678	938

Earnings per share (basic)
Net income from continuing operations	0.22	0.13	0.42	0.14
Net loss from discontinued operations	(0.00)	(0.07)	(0.00)	(0.13)
Earnings per share (diluted)
Net income from continuing operations	0.21	0.12	0.40	0.14
Net loss from discontinued operations	(0.00)	(0.07)	(0.00)	(0.13)
Reconciliation of Net income to EBIT
Net income	14,608	8,266	27,713	9,038
Minority interest	109	110	131	200
Provision for income taxes	3,225	562	5,652	227

Income before income taxes and minority interest	17,942	8,938	33,496	9,465

Interest result, net	1,600	2,740	3,147	5,516

EBIT	19,542	11,678	36,643	14,981

See accompanying notes to unaudited consolidated interim financial statements.	9
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

as of March 31, 2007 and September 30, 2006

(EUR thousand, except share data)

	March 31, 2007	Sep. 30, 2006
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	201,728	268,851
Accounts receivable, net	218,869	217,074
Inventories, net	230,499	213,808
Prepaid expenses and other current assets	38,498	45,264
Deferred income taxes	7,957	6,446
Assets held for sale	331	15,572

Total current assets	697,882	767,015

Property, plant and equipment, net	487,293	493,378
Intangible assets, net	18,457	15,436
Deferred income taxes	96,559	94,036
Other assets	31,784	44,678

Total assets	1,331,975	1,414,543

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	120,768	153,460
Accrued expenses and other current liabilities	104,750	113,911
Short-term borrowings	45,167	89,265
Current portion of long-term debt	15,296	24,990
Deferred income taxes	18,560	14,424
Liabilities held for sale	441	14,322

Total current liabilities	304,982	410,372

Long-term debt, excluding current installments	197,317	194,752
Pension liabilities	174,036	168,816
Deferred income taxes	16,620	16,827
Other liabilities	44,681	46,027
Minority interest	1,802	2,055

Total liabilities	739,438	838,849

Shareholders’ equity
Share capital, – 96,280,000 shares authorized, 65,300,000 shares issued and outstanding at March 31, 2007 and at September 30, 2006	65,300	65,300
Additional paid-in capital	256,677	256,127
Retained earnings	323,043	308,425
Accumulated other comprehensive loss	(52,483)	(54,158)

Total shareholders’ equity	592,537	575,694

Total liabilities and shareholders’ equity	1,331,975	1,414,543

See accompanying notes to unaudited consolidated interim financial statements.	10
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

for the 6 months ended March 31, 2007 (EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive Income/(loss)	Total shareholders’ equity
Balances as of September 30, 2006	65,300	256,127	308,425	(54,158)	575,694

Comprehensive Income:
Net Income	—	—	27,678	—	27,678
Currency translation adjustment	—	—	—	875	875
Cash flow hedges (net of tax of 130)	—	—	—	389	389
Reclassification of losses from Cash flow hedges to net income (net of tax of 112)	—	—	—	335	335
Unrealized losses on securities (net of tax of 9)	—	—	—	(3)	(3)
Reclassification of losses from securities to net income (net of tax of 26)	—	—	—	79	79

Total comprehensive Income					29,353

Share based payment	—	550	—	—	550
Cash dividends	—	—	(13,060)	—	(13,060)

Balances as of March 31, 2007	65,300	256,677	323,043	(52,483)	592,537

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED for the 6 months ended March 31, 2006 (EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive Income/(loss)	Total shareholders’ equity
Balances as of September 30, 2005	65,300	254,833	287,248	(50,888)	556,493

Comprehensive Income:
Net Income	—	—	938	—	938
Currency translation adjustment	—	—	—	(573)	(573)
Cash flow hedges (net of tax of 838)	—	—	—	2,509	2,509
Reclassification of gains from Cash flow hedges to net income (net of tax of 43)	—	—	—	(127)	(127)
Unrealized gains on securities (net of tax of 64)	—	—	—	226	226

Total comprehensive Income					2,973

Balances as of March 31, 2006	65,300	254,833	288,186	(48,853)	559,466

See accompanying notes to unaudited consolidated interim financial statements.	11
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

for the 6 months ended March 31, 2007 and 2006 (EUR thousand)

	6 months ended
	2007	2006
Cash flows from operating activities
Net income	27,678	938
Adjustment to reconcile net loss/income to net cash provided by operating activities
Depreciation and amortization on intangible and fixed assets	57,259	63,727
Provision for doubtful accounts	(162)	246
Loss/(gain) on sale of property, plant and equipment & investments	617	(139)
Deferred income tax	(460)	(12,130)
Share of net income of unconsolidated affiliates	(613)	(1,213)
Minority interest	131	200
Other non cash item	2,126	2,713
Changes in assets & liabilities
Increase in inventories	(10,739)	(9,846)
Decrease in accounts receivable	8,198	1,793
Decrease/(Increase) in prepaid expenses and other current assets	322	(1,657)
Decrease in accounts payable	(46,540)	(5,106)
(Decrease)/Increase in other liabilities	(1,399)	563
Decrease in accrued expenses and other current liabilities	(9,015)	(2,784)
Increase in pension liabilities	5,331	4,577
Decrease/(Increase) in other assets	504	(3,396)

Net cash provided by operating activities	33,238	38,486

Cash flows from investing activities
Capital expenditures	(47,369)	(48,534)
Proceeds from sale of investment securities	12,280	—
Proceeds from sale of equipment	612	1,146
Payment for acquisition of business, net	(4,147)	—
Net proceeds from sale/disposition of businesses, net	6,775	—
Investments in associated and unconsolidated companies	401	(4,023)

Net cash used in investing activities	(31,448)	(51,411)

Cash flows from financing activities
Net decrease in short-term borrowings	(46,279)	(7,414)
Proceeds from borrowing of long-term debt	1,029	7,492
Principal payments under capital leasing obligations	—	(19)
Principal payments on long-term debt	(9,917)	(9,949)
Dividends paid	(13,060)	—

Net cash used in financing activities	(68,227)	(9,890)

Effect of exchange rate changes on cash	(686)	58
Decrease in cash and cash equivalents	(67,123)	(22,757)
Cash and cash equivalents at beginning of fiscal year	268,851	193,438

Cash and cash equivalents at end of period	201,728	170,681

See accompanying notes to unaudited consolidated interim financial statements.	12
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Notes to unaudited interim consolidated financial statements

1. Basis of Presentation

General explanations

The unaudited interim consolidated financial statements as of and for the three-month and six-month periods ended March 31, 2007, and 2006 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. All intercompany balances and transactions as well as all intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006 included in the Company’s Annual Report for 2006.

Related party transactions

In March 2006 Siemens AG sold its 12.5% (plus one share) stake in EPCOS AG. Panasonic Electronic Devices Europe GmbH sold its 12.5% (plus one share) stake in EPCOS AG in October 2006.

Both companies are included in the related party transactions only for the period up to their sale for fiscal 2007 and fiscal 2006.

Options granted to employees

As of October 1, 2005, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principals Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related Interpretations. SFAS No. 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant date, fair-value-based measurement method in accounting for share-based payment transactions. Equity classified awards are measured at fair value at the grant date, whereas related compensation cost is recognized based on the estimated number of instruments to be issued. For its equity classified awards, the Company applies the modified prospective transition method. Under this method, compensation cost recognized in fiscal 2007 includes (i) compensation cost for all share-based payments granted prior to, but not yet vested as of October 1, 2005, based on the grant date fair value estimated in accordance with SFAS No. 123, and (ii) compensation cost for all share-based payments granted subsequent to October 1, 2005, based on grant date fair value estimated in accordance with SFAS No. 123R.

In the six-month periods of fiscal 2007 and 2006 compensation expense of EUR 0.550 million and EUR 0.776 million from stock based compensation was recorded.

See note 4 for further information on stock-based compensation.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

2. Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This Statement requires companies with one or more single-employer defined benefit plans, among other things, to

a.	Recognize the funded status of a benefit plan - measured as the difference between plan assets at fair value and the benefit obligation - in its statement of financial position.

b.	Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs.

c.	Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position.

As of September 30, 2006, for the principal pension benefit plans and other postretirement plans, the net amount of actuarial gains and losses and prior service cost and benefits not recognized in equity before related taxes, totaled EUR 15 million.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN No. 48), to create a single model to address accounting for uncertainty in tax positions. FIN No. 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN No. 48 as of fiscal year 2008 as required. The Company is evaluating the effects, if any, the adoption of FIN No. 48 will have on the Company’s financial position and results of operations.

3. Discontinued operations

On December 12, 2005, EPCOS signed a contract to sell its Tantalum Capacitor Business Unit to Kemet Corporation, Greenville/USA (“Kemet”). The sale includes the plants in Évora, Portugal and parts of the activities in Munich and Heidenheim, Germany. EPCOS closed the deal transfering its Tantalum Capacitor Business on September 30, 2006. The results of the Tantalum Capacitor Business are shown as discontinued operations for all periods presented.

In the six months ended March 31, 2007 and 2006, the discontinued operations’ net sales were EUR 8.247 million and EUR 45.301 million, respectively. In the three months ended March 31, 2007 and 2006, net sales were EUR 0.362 million and EUR 22.479 million, respectively. Loss before income taxes and minority interests reported in discontinued operations amounted to EUR minus 0.052 million and EUR minus 13.830 million, respectively, for the six months ended March 31, 2007 and 2006. In the three months ended March 31, 2007 and 2006 the loss before income taxes and minority interests was EUR minus 0.017 million and EUR minus 7.041 million, respectively.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

As a further component of the sale a Manufacturing and Supply Agreement was signed. The corresponding assets and liabilities result from the phasing-out process per the supply agreement.

Cash Flows relating to the discontinued operations for six-month period ended March 31, 2007 amounted to EUR plus 8.1 million. For the six-month period ended March 31, 2007 cash provided by operating activities amounted to EUR plus 1.3 million and EUR plus 6.8 million in investing activities. Cash Flows relating to the discontinued operations for the six-month period March 31, 2006 amounted to EUR minus 17.4 million. For the six-month period ended March 31, 2006 cash provided by operating activities amounted to EUR minus 9.7 million and EUR minus 7.7 million cash used in investing activities.

The carrying amounts of the major classes of assets and liabilities held for sale as of March 31, 2007 and September 30, 2006 were as follows:

Assets and liabilities held for sale

As of March 31, 2007 and September 30, 2006 (EUR thousand)

	March 31, 2007 (unaudited)	Sep. 30, 2006
Inventories, net	68	4,047
Accounts receivable, net	263	11,525

Assets held for sale	331	15,572

Accounts payable	441	14,322

Liabilities held for sale	441	14,322

4. Stock-based Compensation

For a description of the EPCOS stock-based compensation plan see our Annual Report as of September 30, 2006. Stock options granted under the Stock Option Plan 2004 are accounted based on their intrinsic value. A fair value can not be reliably determined because the Supervisory Board and the Management Board are authorized to introduce a cap in the case of unforeseen events.

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY

	Number of options	Weighted average exercise price per share (in EUR)
Balance as of September 30, 2006	2,696,500	38.21

Granted	559,000	16.31
Exercised	—	—
Forfeited	(197,500)	31.09

Balance as of March 31, 2007	3,058,000	31.69

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

5. Inventories, net

INVENTORIES, NET

(EUR thousand)

	March 31, 2007	Sep. 30, 2006
	(unaudited)
Raw materials and supplies	57,901	56,730
Work in process	68,379	64,015
Finished products	104,219	93,063

Total inventories, net	230,499	213,808

Total inventories as of March 31, 2007 and September 30, 2006, are net of valuation allowances of EUR 26.337 million and EUR 25.852 million, respectively.

6. Goodwill and Intangible Assets

The carrying amount of goodwill as of March 31, 2007 and September 30, 2006, is as follows:

GOODWILL

(EUR thousand)

	March 31, 2007 (unaudited)	Sep. 30, 2006
Capacitors and Inductors	3,786	3,798
Ceramic Components	8,276	4,092
SAW Components	269	283

Total consolidated	12,331	8,173

EPCOS acquired 100% of the ownership interest in the company Aktiv Sensor GmbH, Stahnsdorf/ Berlin in March 2007 for approximately EUR 5 million. Aktiv Sensor recorded sales of approximately EUR 5 million in 2006 and has roughly 60 employees.

The increase in Goodwill is due primarily to this acquisition. EPCOS is currently determining the purchase price allocation.

Included in the Consolidated Balance Sheets as of March 31, 2007 and September 30, 2006 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(EUR thousand)

	March 31, 2007		Sep. 30, 2006
	Gross	Net	Gross	Net
	(unaudited)
Patents, licenses and similar rights	39,590	4,685	39,226	5,556
Customer lists	3,200	1,227	3,200	1,387
Other	1,205	214	1,190	320

Total intangible assets (finite lives)	43,995	6,126	43,616	7,263

Amortization related to intangible assets (finite lives) amounted to EUR 0.788 million for the three-month period ended March 31, 2007 and EUR 1.590 million for the six-month period

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

ended March 31, 2007 (EUR 0.891 million for the three-month period ended March 31, 2006 and EUR 1.796 million for the six-month period ended March 31, 2006). In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in the first six months of fiscal year 2007. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Patents are amortized over the term of the patents, or as for the customer lists, over ten years. Licenses are amortized over the term of the licensing agreement.

The development of the intangible assets (finite lives) of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

Fiscal years (EUR thousand)

2007	2,811
2008	1,785
2009	1,568
2010	1,151
2011	236

7. Product warranties

The accruals for product warranties developed as follows:

PRODUCT WARRANTIES

(EUR thousand)

Balance as of September 30, 2006:	10,484
Product warranties issued during reporting period	713
Utilization of accruals	(2,944)
Change in estimates	(1,950)
Foreign exchange translation adjustment	—

Accrual as of end of period	6,303

8. Earnings per Share

Basic earnings (loss) per share are computed by dividing net loss/income by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the three-month and six-months periods ended March 31, 2007 and 2006:

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

EARNINGS PER SHARE FROM CONTINUING OPERATIONS

for the 3 months and 6 months ended March 31, 2007 and 2006

(EUR thousand, except share data)

	3 months ended		6 months ended
	2007	2006	2007	2006
Net income from continuing operations – basic	14,608	8,266	27,713	9,038
Interest expense on convertible bonds (net of tax)	708	526	1,430	—
Net income – diluted	15,316	8,792	29,143	9,038
Denominator for basic earnings per share – weighted average shares	65,300,000	65,300,000	65,300,000	65,300,000
Effect of dilutive shares – stock options	6,210	—	6,386	—
Effect of dilutive shares – convertible bonds	6,500,000	6,500,000	6,500,000	—
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	71,806,210	71,800,000	71,806,386	65,300,000
Basic earnings per common share, EUR	0.22	0.13	0.42	0.14
Diluted earnings per common share, EUR	0.21	0.12	0.40	0.14

EARNINGS (LOSS) PER SHARE FROM DISCONTINUED OPERATIONS

for the 3 months and 6 months ended March 31, 2007 and 2006

(EUR thousand, except share data)

	3 months ended		6 months ended
	2007	2006	2007	2006
Net loss from discontinued operations -basic	(10)	(4,097)	(35)	(8,100)
Interest expense on convertible bonds (net of tax)	—	—	—	—
Net loss -diluted	(10)	(4,097)	(35)	(8,100)
Denominator for basic earnings per share – weighted average shares	65,300,000	65,300,000	65,300,000	65,300,000
Effect of dilutive shares – stock options	—	—	—	—
Effect of dilutive shares – convertible bonds	—	—	—	—
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	65,300,000	65,300,000	65,300,000	65,300,000
Basic earnings per common share, EUR	(0.00)	(0.07)	(0.00)	(0.13)
Diluted earnings per common share, EUR	(0.00)	(0.07)	(0.00)	(0.13)

On March 31, 2007, 6,500,000 shares relating to convertible bonds outstanding were included for the six-month period and the three months ending March 31, 2007.

On March 31, 2006, 6,500,000 shares relating to convertible bonds outstanding were not considered because the inclusion would have been antidilutive for the six-month period. In the three months ending March 31, 2006 6,500,000 shares were included.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

9. Pension plan

The following table presents the components of net pension cost for the three and six months ended March 31, 2007 and 2006:

PENSION COST, NET

for the 3 months and 6 months ended March 31, 2007 and 2006

(EUR thousand)

	3 months ended		6 months ended
	2007	2006	2007	2006
Service cost	1,866	1,905	3,433	3,679
Interest cost	2,643	2,262	4,899	4,446
Expected return on plan assets	(584)	(452)	(889)	(828)
Amortization of unrecognized actuarial gains or losses	553	734	1,083	1,306
Unrecognized prior service cost	24	14	38	28

Periodic pension cost, net	4,502	4,463	8,564	8,631

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

10. Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS, UNAUDITED

(EUR million)

	Capacitors and Inductors	Ceramic Components	SAW Components	Eliminations	Consolidated total
3 months ended March 31, 2007
Orders received	137.4	134.7	93.9		366.0
Net sales	131.1	133.0	100.7		364.8
EBIT	4.4	4.6	10.5		19.5
Interest result, net					(1.6)
Income from continuing operations before income taxes and minority interest					17.9
Provision for income taxes					(3.2)
Minority interest					(0.1)
Loss from discontinued operations					(0.0)
Net income					14.6
Depreciation and amortization	7.5	8.7	12.1	0.5	28.8
Capital expenditures	7.0	12.7	9.0	(1.7)	27.0

3 months ended March 31, 2006
Orders received	136.2	108.2	103.4		347.8
Net sales	121.0	103.2	99.8		324.0
EBIT	(1.8)	1.4	12.1		11.7
Interest result, net					(2.8)
Loss from continuing operations before income taxes and minority interest					8.9
Provision for income taxes					(0.5)
Minority interest					(0.1)
Loss from discontinued operations					(4.1)
Net income					4.2
Depreciation and amortization	4.4	9.7	12.6	0.4	27.1
Capital expenditures	4.1	5.1	12.1	0.6	21.9

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS, UNAUDITED

(EUR million)

	Capacitors and Inductors	Ceramic Components	SAW Components	Eliminations	Consolidated total
6 months ended March 31, 2007
Orders received	274.4	272.5	186.9		733.8
Net sales	252.7	244.0	202.5		699.2
EBIT	6.5	4.9	25.2		36.6
Interest result, net					(3.1)
Income from continuing operations before income taxes and minority interest					33.5
Provision for income taxes					(5.7)
Minority interest					(0.1)
Loss from discontinued operations					(0.0)
Net income					27.7
Depreciation and amortization	15.1	17.1	24.1	1.0	57.3
Capital expenditures	9.8	19.5	22.2	0.0	51.5

6 months ended March 31, 2006
Orders received	260.2	212.7	210.2		683.1
Net sales	230.3	200.3	198.2		628.8
EBIT	(8.2)	(1.3)	24.5		15.0
Interest result, net					(5.5)
Loss from continuing operations before income taxes and minority interest					9.5
Provision for income taxes					(0.3)
Minority interest					(0.2)
Loss from discontinued operations					(8.1)
Net income					0.9
Depreciation and amortization	12.7	19.1	25.9	0.9	58.6
Capital expenditures	6.9	12.8	19.7	1.1	40.5

EPCOS AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: May 3rd, 2007	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG